Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Unaudited Third Quarter 2014 Financial Results

ZHENGZHOU, China, January 6, 2015 -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced unaudited financial results for the three months and nine months ended September 30, 2014.

“We witnessed a culmination of events that adversely affected our operational performance in the third quarter of 2014.  Steel prices for both hot-rolled and cold-rolled prices reached a year low during the third quarter, the credit situation further deteriorated for private enterprises and the prolonged downtime of several of our production lines resulted in impairment charges of fixed assets while simultaneously, we faced bank loan defaults and working capital shortages.  While we are pleased to announce positive adjusted EBITDA of  $0.8 million for the nine months ending September 30, 2014 and a net book value per share of $4.31 (before one-for-ten reverse stock split) for the three months ended September 30, 2014, our management recognizes the need to i) actively defend our brand, markets, pricing strategy; ii) seek alternative avenues to support working capital and iii) restore confidence in our business model,” commented Mingwang Lu, Chairman and Chief Executive Officer of China Gerui Advanced Materials Group.

Third Quarter 2014 Results

Revenue decreased 90.0% to $3.1 million in the third quarter of 2014 from $30.9 million in the third quarter of 2013. The decrease in revenue was primarily due to an 8.8% decrease in the Company's average selling price to $615 per ton for the third quarter of 2014 as compared to an average selling price of $674 per ton for the third quarter of 2013, as well as a 96.7% decrease in sales volume to approximately 1,494 tons for the third quarter of 2014 as compared to approximately 45,797 tons for the same quarter of 2013.

Gross loss was $6.0 million in the third quarter of 2014 compared to a gross profit of $0.7 million in the same quarter of 2013.  The gross loss reflected the continuing economic slowdown in China and the resulting lower demand for steel with intense pricing pressures in the market. Additionally, the gross loss in the third quarter of 2014 was due to an impairment of $2.5 million of stainless steel inventory.

Operating loss was $31.9 million in the third quarter of 2014, compared with an operating loss of $2.3 million for the third quarter of 2013.  The increase in operating loss in the third quarter of 2014 was primarily due to the impairment of $2.5 million in stainless steel inventory and an operating expense resulting from the impairment of $23.9 million of fixed assets.  The impairment loss on stainless steel inventory of $1.0 million has been provided in the second quarter of 2013 but there was no further provision in the third quarter of 2013.

Net loss was $33.0 million in the third quarter of 2014, or $0.56 loss per fully diluted share, compared to a net loss of $4.4 million, or $0.07 loss per fully diluted share in the third quarter of 2013.

Non-GAAP adjusted EBITDA was a loss of $1.8 million in the third quarter of 2014, compared to a positive adjusted EBITDA of $0.7 million, in the third quarter of 2013. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization, and impairments for the third quarter of 2014 and of 2013.*

* Please see the section below entitled "Use of Non-GAAP Adjusted Financial Measures" and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Nine Months 2014 Results

Revenue was $62.2 million in the first nine months of 2014 compared with $119.6 million in the first nine months of 2013.  Gross loss was $5.6 million in the first nine months of 2014 compared with gross profit of $9.5 million in the same period of 2013.  The gross loss was primarily due to an impairment of stainless steel inventory of $2.5 million, against an accumulated impairment loss on stainless steel inventory of $1.0 million in the same period of 2013. Operating loss was $36.3 million in the first nine months of 2014, compared with an operating income of $0.7 million for the same period of 2013.  The operating loss incurred during the first nine months of 2014 was primarily due to the impairment charges described above. Net loss was $38.6 million in the first nine months of 2014, or $0.65 loss per fully diluted share, compared to a net loss of $5.3 million, or $0.09 loss per fully diluted share in the year ago corresponding period of 2013.

Non-GAAP adjusted EBITDA was $0.8 million in the first nine months of 2014, compared to $10.8 million in the first nine months of 2013. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization, impairments, and stock-based compensation for the nine months of 2014 and of 2013.*

Financial Condition

As of September 30, 2014, the Company had $2.3 million in unrestricted cash, $1.6 million in current certificates of deposit, and an additional $50.2 million in restricted cash, as compared to $237.1 million in unrestricted cash, $24.2 million in current certificates of deposit and an additional $114.8 million in restricted cash as of December 31, 2013. The Company's short-term debt consisted of notes payable, term loans and financing obligation (current portion) that totaled $217.1 million at September 30, 2014, compared to $282.9 million as of December 31, 2013. The Company had no long-term debt in financing obligation (net of current portion) at September 30, 2014, compared to $13.0 million as of December 31, 2013. Shareholders' equity was $256.1 million at September 30, 2014 as compared to $299.1 million as of December 31, 2013. Net cash used in operating activities for the nine months ended September 30, 2014 was $236.5 million compared with $25.5 million in 2013.

Recent Developments

Since the launch of the share repurchase program in April 2011, as of September 30, 2014 the Company repurchased a total of 2,147,749 ordinary shares at an average price of $2.93 per share for a total repurchase price of approximately $6.3 million.

2014 Financial Guidance

The Company is revising its full year 2014 revenue guidance to approximately $68 million.  The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Business Update

In view of the weak demand for processed steel, plummeting steel prices and the burden of working capital requirements to support production, we temporarily modified our business model in the third quarter to alleviate some of the working capital pressures.  Historically, China Gerui would purchase the raw material and deliver finished cold-rolled steel products.  Currently, we have temporarily shifted towards the toll processing model where the customers purchase the raw materials required to fulfill the order and China Gerui subsequently collects a processing fee, thereby enabling the Company to extricate itself from the banking process involved with the procurement and distribution of raw material. We believe this model will benefit China Gerui in the near-term as we have witnessed success in the service center models.

"We continue to believe that our investment in the Chinese antiquities market will yield mid-term cash flow which will in turn drive and expand our metals processing business.  We are vigorously pursuing opportunities with established domestic and international auction houses to liquidate the antique collection in part or in its entirety.  As we navigate these lengthy negotiations, our research and development team continues to create innovative, wide-ranging products to attract new business from existing clients and penetrate into additional markets to expand our customer base. These advanced products will specifically target applications possessing higher gross margins. With our advanced manufacturing capabilities and new products, we are positioned to gain from the eventual recovery of the steel industry," Mr. Lu concluded.

Conference Call Information

The Company issued its third quarter unaudited financial results on Tuesday, January 6, 2015 prior to the conference call.

Listeners may access the call by dialing +1 (877) 407-8031 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (201) 689-8031.

A replay of the conference call will be available for 14 days starting from 12:00 P.M. EDT on Tuesday, January 6, 2015.  To access the replay, dial +1 (877) 660-6853.  International callers should dial +1 (201) 612-7415.  The conference ID number is 13598436.

A live and archived webcast of the call will be available on the Company's website at www.geruigroup.com/Webcasts.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Financial Measures

This release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the first and second quarter of 2014. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements including, but not limited to, statements regarding future events, future performance, the auction of the acquired porcelain collection, the availability and use of proceeds from the sale of the antiquities, the utility to our investors of the non-GAAP financial measures presented in this release, and our 2014 full year revenue guidance. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Manager
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

-- Financial Tables Follow –

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	September 30, 2014	December 31, 2013
Assets

Current assets
Cash	$2,281,084	$237,060,422
Certificates of deposit	1,629,195	24,200,075
Restricted cash	50,181,068	114,803,746
Accounts receivable, net	667,624	2,693,510
Notes receivable	-	446,008
Inventories – Stainless steel	9,949,492	17,496,675
Inventories – Antiques	236,233,300	-
Prepaid purchases	54,184,688	52,772,830
Prepaid expenses	1,108,773	1,465,287
Other receivables, net	527,813	3,123,914

Total current assets	356,763,037	454,062,467

Non-current assets
Property, plant and equipment, net	100,227,136	132,974,737
Land use right, net	29,993,720	30,997,489
Deposit on acquisition of property, plant and equipment	5,761,746	2,184,217
Other receivables	6,252,367	6,339,434

Total non-current assets	142,234,969	172,495,877

Total assets	498,998,006	$626,558,344

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	5,551,570	$8,471,560
Notes payable	102,802,215	225,812,313
Term loans	96,383,364	50,299,816
Financing obligation, sale-leaseback, current portion	17,926,118	6,813,055
Land use right payable	1,440,610	1,460,671
Income tax payable	332,203	336,829
Customers deposits	7,320,388	14,411,044
Accrued liabilities and other payables	11,126,289	6,799,128

Total current liabilities	242,882,757	314,404,416

Non-current liabilities
Financing obligation, sale-leaseback, net of current portion	-	13,025,260

Total non-current liabilities	-	13,025,260

Total liabilities	242,882,757	327,429,676

Commitments and contingencies
Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,386,079 and 59,522,910 shares outstanding as of September 30, 2014 and December 31, 2013, respectively	140,418,118	140,418,118
Treasury stock, at cost, 437,651 and 300,820 shares, as of September 30, 2014 and December 31, 2013, respectively	(631,755)	(498,799)
Retained earnings	89,373,313	127,963,861
Accumulated comprehensive income	26,955,573	31,245,488

Total stockholders' equity	256,115,249	299,128,668

Total liabilities and stockholders' equity	498,998,006	$626,558,344

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenue	$3,097,225	$30,927,996	$62,246,547	$119,617,291
Cost of revenue	(9,114,438)	(30,178,989)	(67,808,764)	(110,140,847)
Gross Profit/(Loss)	(6,017,213)	749,007	(5,562,217)	9,476,444

Operating expenses:
General and administrative expenses	$(1,922,311)	$(2,618,166)	$(6,498,299)	$(7,553,542)
Selling and marketing expenses	(95,315)	(446,488)	(398,790)	(1,254,501)
Impairment of fixed asset	(23,880,085)	-	(23,880,085)	-
Total operating expenses	(25,897,711)	(3,064,654)	(30,777,174)	(8,808,043)
Operating (loss)/income	(31,914,924)	(2,315,647)	(36,339,391)	668,401
Other income and (expense):
Interest income	923,218	1,369,269	2,594,691	3,451,426
Interest expenses	(2,048,441)	(3,490,793)	(5,329,033)	(9,430,475)
Sundry income	1,438	36,500	483,185	138,521
Loss before income taxes	(33,038,709)	(4,400,671)	(38,590,548)	(5,172,127)
Income tax expense	-	-	-	(141,078)
Reversal of income tax provision	-	23,812	-	-
Net loss	$(33,038,709)	$(4,372, 359)	$(38,590,548)	$(5,313,205)
Net loss per share
- Basic	$(0.56)	$(0.07)	$(0.65)	$(0.09)
- Diluted	$(0.56)	$(0.07)	$(0.65)	$(0.09)

Weighted average common shares outstanding
- Basic	59,386,079	59,522,910	59,462,737	59,546,926
- Diluted	59,386,079	59,522,910	59,462,737	59,546,926

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Net loss	$(33,038,709)	$(4,372,359)	$(38,590,548)	$(5,313,205)
Other comprehensive income
Foreign currency translation gain /(loss)	3,464,530	678,212	(4,289,915)	5,791,052

Total comprehensive (loss)/income	$(29,574,179)	$(3,694,147)	$(42,880,463)	$477,847

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Nine Months Ended September 30,	For The Nine Months Ended September 30,
Cash flows from operating activities:	2014	2013

Net loss	$(38,590,548)	$(5,313,205)

Adjustments to reconcile net loss to net
cash from operating activities:
Depreciation of property, plant and equipment	9,793,659	8,422,157
Impairment of fixed asset	23,880,085	-
Impairment of inventory-stainless steel	2,472,029	980,392
Amortization of land use right	553,218	554,520
Stock-based compensation	-	32,891
Bad debt recovered	(355,537)	-

Changes in assets and liabilities:
Accounts receivable, net	2,330,217	(2,998,029)
Notes receivable, net	437,169	319,722
Inventories – Stainless steel	4,789,777	(26,012,513)
Inventories – Antiques	(234,775,991)	-
Prepaid expenses	334,723	(861,582)
Prepaid purchases	(2,123,465)	973,285
Other receivable	(51,242)	(4,450,344)
Accounts payable	(2,786,344)	593,031
Income tax payable	-	(4,866,521)
Customers deposit	(6,850,212)	5,774,358
Accrued liabilities and other payables	4,391,182	1,354,381

Net cash used in operating activities	$(236,551,280)	$(25,497,457)

Cash flows from investing activities:
Cash paid for property, plant and equipment	(7,031,589)	(9,494,339)
Advance to unrelated third parties	-	(5,678,030)
Repayment of advance to unrelated third parties	2,590,632	774,455
Repayment of advance to related parties	-	310,496
Investment in certificates of deposit, net	22,101,326	(10,171,059)

Net cash provided by/(used in) investing activities	$17,660,369	$(24,258,477)

Cash flows from financing activities:
Repayment of term loans	(26,111,855)	(37,327,967)
Proceeds from term loans	72,597,678	27,590,236
Repayment of financing obligations, sale-leaseback	(1,629,619)	-
Proceeds from financing obligations, sale-leaseback	-	21,098,416
Repayments of notes payable	(293,550,946)	(429,433,913)
Proceeds from notes payable	174,381,891	458,268,956
Purchase of treasury stock	(132,956)	(84,736)
Changes in restricted cash, net	62,657,023	(8,604,390)
Repayment of advance from unrelated third parties	-	(1,668,035)
Dividend paid	-	(19,214,984)

Net (cash used in)/provided by financing activities	$(11,788,784)	$10,623,583

Net decrease in cash	$(230,679,695)	$(39,132,351)

Effect on change of exchange rates	(4,099,643)	3,217,301

Cash as of January 1	237,060,422	228,861,009

Cash as of September 30	2,281,084	$192,945,959

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	5,329,034	$9,357,242
Income tax paid	-	$5,007,600

Non-cash paid during the period for:
Acquisition of property, plant and equipment settled by deposit paid	245,786	$-

Net cash payment during the period for:
Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	-	$6,971,373

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA
(UNAUDITED) (IN US DOLLARS)

	Non-GAAP EBITDA
	For the Three Months Ended September 30,
	2014	2013
Net Loss, GAAP amount per consolidated statement of income	$(33,038,709)	$(4,372,359)
Interest income	(923,218)	(1,369,269)
Interest expenses	2,048,441	3,490,793
Income tax expense	-	(28,312)
Depreciation of property, plant and equipment	3,556,529	2,819,417
Amortization of land use right	185,133	184,581

Non-GAAP EBITDA	$(28,171,824)	$724,851
Adjustments:
Fixed assets impairment	$23,880,085	-
Stainless steel inventory impairment	2,472,029	-
Adjusted Non-GAAP EBITDA	$(1,819,710)	$724,851

	Non-GAAP EBITDA
	For the Nine Months Ended September 30,
	2014	2013
Net Loss, GAAP amount per consolidated statement of income	$(38,590,548)	$(5,313,205)
Interest income	(2,594,691)	(3,451,426)
Interest expenses	5,329,033	9,430,475
Income tax expense	-	141,078
Depreciation of property, plant and equipment	9,793,659	8,422,157
Amortization of land use right	553,218	554,520

Non-GAAP EBITDA	$(25,509,329)	$9,783,599
Stock based compensation	-	32,891
Fixed assets impairment	$23,880,085	-
Stainless steel inventory	2,472,029	980,392
Adjusted Non-GAAP EBITDA	$842,785	$10,796,882